

April 17, 2013

Via Email
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany

     Re: Siemens Aktiengesellschaft
             Form 20-F for the Fiscal Year Ended September 30, 2012
             Filed November 28, 2012
             File No. 001-15174

Dear Mr. Kaeser:

     We have reviewed your letter dated March 28, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5: Operating and Financial Review and Prospects

Fiscal 2012 – Financial Summary, page 57

1. We note from your response to prior comment 1 that you have terminated certain contracts with Iranian customers where permissible. To help us better understand your termination accounting please address the following:

   - Explain to us why you believe a terminated contract is considered a variation (change in scope) under IAS 11.13. We note that under IAS 11.13, a variation is an instruction by the customer. In this case, the termination was not initiated by the customer.
   - Provide us with representative examples of both a terminated service contract and a terminated construction contract that clearly describe the services and products you were

contracted to provide, how the decision to terminate changed the scope of the contracts (i.e., both the timing and the nature of products you will now deliver), and that include sample journal entries for the termination event.

- For your terminated construction contracts, tell us the typical period over which you are required to provide notice of termination and whether you are required to continue with the project to a certain stage of completion (e.g., instead of delivering a 10 story building you now become obligated to complete and deliver the three stories already started).
- Explain how the revised scope of the construction contract deliverables result in the revised estimates that require reversal of previously recorded revenues. Do these reversed revenues represent your reduced profit margins on the contracts? Provide sample calculations of a change in estimated revenues and costs of a terminated contract that demonstrate how a reversal of previously recorded revenue would occur.
- Tell us whether the reversal of previously recorded revenues results in a deferral of revenues that you will recognize at a later date or whether, due to contract termination, you will have to return consideration to the customer.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant